NEWS RELEASE

North American Palladium Announces Preliminary Second Quarter 2012

Production Results and Intention to Seek Divestiture of Vezza

Toronto, Ontario, July 9, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced its preliminary palladium production results for the second quarter ending June 30, 2012, as well as an update pertaining to its Vezza gold mine.

Lac des Iles Palladium Mine Production

In the second quarter of 2012, the Company’s Lac des Iles (“LDI”) mine produced 40,017 ounces of payable palladium, bringing the six month total to 81,777 ounces.

During the second quarter, the LDI mill processed 528,068 tonnes of ore, of which 211,963 tonnes came from underground sources (with an average palladium mill head grade of 5.75 grams per tonne), and 316,105 tonnes from surface sources (with an average palladium mill head grade of 1.99 grams per tonne). The combined average palladium mill head grade was 3.35 grams per tonne, and the palladium recovery was 77%.

During the second quarter, the Thunder Bay region experienced unprecedented rainfall, resulting in flooding that caused the city of Thunder Bay to declare a state of emergency. The impact at LDI was less significant, although there was an interruption to underground mining activities at the peak of the event, and some one-time costs were incurred relating to pumping, as well as surface and underground mitigation efforts.

“LDI delivered solid results in the second quarter, positioning us to meet or exceed the high end of our 2012 production guidance of 150,000 to 160,000 ounces of palladium,” said William J. Biggar, President & Chief Executive Officer. “The Company continues to make good progress with the mine expansion development work, which remains on schedule for the shaft commissioning by year-end.”

The Company's second quarter 2012 financial results will be released in August.

Vezza Gold Mine Update

Late in the second quarter, the Company officially received the final production permit for its Vezza gold mine, and commenced mining the initial stoping panels. Although the grades encountered have been as expected, dilution has been higher than anticipated, and the daily mining rate is ramping up more slowly primarily due to longer stope preparation time. The Company is in the process of optimizing its mining techniques based on the early stoping results, with the objective of reducing dilution and stope preparation times by adding and improving long-hole benching techniques to complement alimak stope mining. This is expected to improve the long-term production capabilities once the mine achieves the 40,000 ounces of gold per year target range. Due to the revised development plans, commercial production is now not expected to occur until year-end. Capital expenditure plans are under review, with a view to minimizing where appropriate, but are not expected to differ materially from the previous guidance of $20 million for the entire 2012 fiscal year.

Now that the Company has received all of its permits at Vezza, and with the development well advanced, management believes it is the appropriate time to explore divestiture opportunities.

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“While we continue to believe in Vezza’s cash generation potential, we believe we can build better shareholder value by focusing on palladium,” added Mr. Biggar. “LDI is a world class asset and the long-term palladium market fundamentals are strong. The expansion program at LDI will be the main driver of our future growth in production and cash flow.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

The preliminary production numbers are approximate figures and may differ from the final results included in the second quarter 2012 financial results.

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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